Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be Held at 4:00 p.m. (Israel time) on Thursday, September 1, 2022

Dear ironSource Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of shareholders (the “Annual Meeting”) of ironSource Ltd. (the “Company”), to be held on September 1, 2022 at 4:00 p.m. (Israel time), at our headquarters at 121 Menachem Begin Street, Tel Aviv-Yafo, Israel, on the 12th floor (the telephone number at that address is +972-74 799 0001).

The following matters are on the agenda for the Annual Meeting (collectively, the “Proposals”):

(1)	to re-elect each of Eyal Milrad, Marni Walden and Yehoshua Nir (Shuki), as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2025, and until their respective successors are duly elected and qualified; and

(2)	to approve and ratify the re-appointment of Kesselman & Kesselman, registered public accounting firm, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Annual Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2021.

You are entitled to receive notice of, and vote at, the Annual Meeting if you are a shareholder of record at the close of business on July 25, 2022, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

On July 13, 2022, as previously announced by the Company, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Unity Software Inc., a Delaware corporation (“Unity”), and Ursa Aroma Merger Subsidiary Ltd., a company organized under the laws of the State of Israel and a direct wholly owned subsidiary of Unity (“Merger Sub”), pursuant to which, among other things and subject to the terms and conditions contained therein, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and as a direct wholly owned subsidiary of Unity (the “Merger”). For more information regarding the Merger Agreement and related transactions contemplated thereby, please read the Report of Foreign Private Issuer on Form 6-K relating to the Merger filed with the U.S. Securities and Exchange Commission on July 15, 2022, including the complete text of the Merger Agreement provided as an exhibit thereto and the proxy statement that the Company intends to file in connection with the shareholder vote for the Merger when it becomes available.

The Company and the other parties to the Merger Agreement are working towards satisfaction of the conditions precedent to the consummation of the Merger, including the filing of a joint proxy statement/prospectus and the submission of the Merger Agreement and the transaction contemplated thereby to the shareholders of both the Company and Unity for approval at a separate special meeting held by each of them (each respective meeting, a “Special Meeting”). The Company does not expect that there will be sufficient time to complete the requirement to hold a Special Meeting to approve the Merger Agreement and the transaction contemplated thereby before the date on which the Annual Meeting is required to take place. Instead, the special meeting of shareholders to approve the Merger Agreement and the transaction contemplated thereby is expected to take place as soon as practicable after the date of the Annual Meeting, however there is no assurance that the Company will be successful in holding such special meeting or completing such Merger prior to any specific date or at all. You are not being asked to vote on the Merger Agreement or any proposals related to the merger described above at this time. Shareholders of the Company will have the right to vote on the Merger Agreement and the transaction contemplated thereby if and when such matters are submitted to shareholders of the Company, which submission will be made pursuant to a separate proxy statement relating to the Special Meeting to approve the Merger Agreement and the transaction contemplated thereby.

This proxy statement is for the Annual Meeting and does not relate to the Special Meeting expected to be held later in with respect to the approval of the Merger. This proxy statement is not soliciting votes for the Special Meeting and shareholders will receive a separate proxy statement/prospectus related to the Special Meeting. Nothing in this proxy statement should be construed as a solicitation or offer with respect thereto.

You can vote your Class A ordinary shares (the “Class A Shares”) and Class B ordinary shares (the “Class B Shares” and, collectively with the Class A Shares, the “Shares”) by attending the Annual Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold Shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on July 25, 2022, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your Shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your Shares at the Annual Meeting (or to appoint a proxy to do so).

Our board of directors recommends that you vote “FOR” each of the above Proposals, which are further described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Shares constitutes a quorum for purposes of the Annual Meeting. If such quorum is not present within half an hour from the time appointed for the Annual Meeting, without any further notice the Annual Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one shareholder in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is August 3, 2022. A copy of the proxy statement (which includes the full version of the Proposals) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission (the "SEC"), under a Form 6-K cover. Shareholders are also able to review the proxy statement on our Investor Relations website, at https://investors.is.com, or at our headquarters at 121 Menachem Begin Street, Tel Aviv-Yafo 6701203, Israel, upon prior notice and during regular working hours (telephone number: +972-74 799 0001) until the date of the Annual Meeting.

Whether or not you plan to attend the Annual Meeting, it is important that your Shares be represented and voted at the Annual Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please complete, sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on August 31, 2022 to be validly included in the tally of Shares voted at the Annual Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,
Tomer Bar-Zeev
Chairperson of the Board of Directors

ironSource Ltd.

Proxy Statement

Annual General Meeting of Shareholders

To Be Held at 4:00 p.m. (Israel time) on September 1, 2022

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of ironSource Ltd. (the “Company” or “ironSource”) to be voted at an Annual General Meeting of Shareholders (the “Annual Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual Meeting will be held on Thursday, September 1, 2022, at 4:00 p.m. (Israel time), at our headquarters, at 121 Menachem Begin Street, Tel Aviv-Yafo 6701203, Israel, on the 12th floor.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of the Company’s Class A ordinary shares (the “Class A Shares”) and Class B ordinary shares (the “Class B Shares” and, collectively with the Class A Shares, the “Shares”), beginning July 27, 2022.

You are entitled to receive notice of, and vote at, the Annual Meeting if you are a shareholder of record at the close of business on July 25, 2022, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Annual Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your Shares so that they will be counted at the Annual Meeting or at any postponements or adjournments of the Annual Meeting.

Agenda Items

The following matters are on the agenda for the Annual Meeting:

(1)	to re-elect each of Eyal Milrad, Marni Walden and Yehoshua Nir (Shuki), as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2025, and until their respective successors are duly elected and qualified; and

(2)	to approve and ratify the re-appointment of Kesselman & Kesselman, registered public accounting firm, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Annual Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2021.

We are unaware of any other matters that will come before the Annual Meeting. If any other matters are validly presented at the Annual Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On July 25, 2022, the Company had a total of 679,863,819 Class A Shares and a total of 343,363,643 Class B Shares issued and outstanding. Each Class A Share outstanding as of the close of business on July 25, 2022, is entitled to one vote on each of the Proposals to be presented at the Annual Meeting and each Class B Share outstanding as of the close of business on July 25, 2022, is entitled to 5 votes on each of the Proposals to be presented at the Annual Meeting. Our Class A Shares and Class B Shares will vote as a single class on each of the Proposals to be presented at the Annual Meeting.

Under our Amended and Restated Articles of Association (the “Articles”), the Annual Meeting will be properly convened if two or more shareholders attend the Annual Meeting in person or sign and return proxies, provided that they hold Shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Annual Meeting, the Annual Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the Annual Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Shares in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners. Please be advised that our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), and is not subject to the rules applicable to domestic U.S. reporting companies. Therefore, if you hold your Shares through a bank or broker and wish your Shares to count for the Proposals, it is important for you to instruct your bank or broker on how to vote your Shares.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals. Each Class A Share outstanding as of the close of business on July 25, 2022, is entitled to one vote on each of the Proposals to be presented at the Annual Meeting and each Class B Share outstanding as of the close of business on July 25, 2022, is entitled to 5 votes on each of the Proposals to be presented at the Annual Meeting. Our Class A Shares and Class B Shares will vote as a single class on each of the Proposals to be presented at the Annual Meeting.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote either in person at the Annual Meeting or by authorizing another person as your proxy, whether or not you attend the Annual Meeting. You may vote in any of the manners below:

●

By Internet-If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the internet;

●

By telephone-If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail-If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose Shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC., you can also vote your Shares by attending the Annual Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Annual Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Annual Meeting. We will not be able to count a proxy card from a registered holder unless received at our headquarters at 121 Menachem Begin Street, Tel Aviv-Yafo 6701203, Israel, or by Broadridge Financial Solutions, Inc., by 11:59 p.m. EDT on Wednesday, August 31, 2022 in the enclosed envelope.

If you provide specific instructions (by marking a box) with regard to the Proposals, your Shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your Shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Annual Meeting, including the authority to adjourn the Annual Meeting pursuant to Article 31 of the Articles.

Beneficial Owners

If you are a beneficial owner of Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Annual Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Annual Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Annual Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Annual Meeting if you are a shareholder of record at the close of business on July 25, 2022, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual Meeting. Shareholders who holds Shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if they desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about July 29, 2022. Certain officers, directors, employees and agents of ironSource, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Annual Meeting will be published following the Annual Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Annual Meeting and this proxy statement are available on our Investor Relations website, at https://investors.is.com. The contents of that website are not a part of this proxy statement.

Assistance in Voting your Shares

Your vote is important. If you have questions about how to vote your Shares, you may contact our investor relations team, at ir@is.com, or by phone, at +972-74 799 0001.

Proposed Merger with Unity

You are receiving this proxy statement in connection with the 2022 Annual General Meeting of shareholders. The Company will send a separate proxy statement in connection with a special meeting of shareholders (the “Special Meeting”) to seek approval of the previously announced proposed merger with Unity Software. Each of the Company and Unity will hold a special meeting with respect to this proposed transaction. Information about the proposed transaction and Special Meeting, including the date, time and location, and who is entitled to receive notice and vote at the Special Meeting and detailed information about the Merger and related transactions, will be included in a separate joint proxy statement the Company will file with the SEC.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2021 by our six most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 30, 2022 (the “Annual Report”), a copy of which is available on our Investor Relations website, at https://investors.is.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF IRONSOURCE

The following table sets forth information regarding the beneficial ownership of ironSource Class A ordinary shares and ironSource Class B ordinary shares as of July 15, 2022 by:

●	each person known by ironSource who is the beneficial owner of 5% or more of the outstanding ironSource Class A ordinary shares or ironSource Class B ordinary shares;

●	each of ironSource’s executive officers and directors individually; and

●	all of ironSource’s executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days of July 15, 2022. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ironSource Class A ordinary shares and/or ironSource Class B ordinary shares beneficially owned by them.

Except as otherwise noted herein, the number and percentage of the ironSource Class A ordinary shares and ironSource Class B ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ironSource Class A ordinary shares or ironSource Class B ordinary shares as to which the holder has sole or shared voting power or investment power and also any ironSource Class A ordinary shares or ironSource Class B ordinary shares which the holder has the right to acquire within 60 days of through the exercise of any option, warrant or any other right. Because ironSource Class B ordinary shares are entitled to five votes each, as compared to one vote each for ironSource Class A ordinary shares, the column entitled “Percentage of Voting Power” reflects the overall voting power of a given shareholder based on the composition of his, her or its share ownership.

Unless otherwise noted below, the address of each ironSource shareholder listed below is c/o ironSource Ltd., 121 Menachem Begin Street, Tel Aviv 6701203, Israel.

	ironSource Class A Ordinary Shares		ironSource Class B Ordinary Shares		Combined Voting Power
Name of Beneficial Owner(1)	Number	Percent(2)	Number	Percent(2)	Percentage(3)
Directors and Executive Officers:
Tomer Bar-Zeev(4)	30,805,662	4.5%	30,805,662	8.9%	7.7%
Orlando Bravo	*	*	*	*	*
Assaf Ben Ami	*	*	*	*	*
Tamir Carmi(5)	12,682,409	1.9%	12,682,409	3.7%	3.2%
Shlomo Dovrat(6)	36,710,809	5.4%	36,710,809	10.7%	9.2%
Arnon Harish(7)	13,253,072	1.9%	13,253,072	3.8%	3.3%
Omer Kaplan	*	*	*	*	*
David Kostman	*	*	*	*	*
Dalia Litay	*	*	*	*	*
Eyal Milrad(8)	30,181,081	4.4%	30,181,081	8.7%	7.5%
Yehoshua (Shuki) Nir	*	*	*	*	*
Tal Payne	*	*	*	*	*
Daniel Pindur	*	*	*	*	*
Marni Walden	*	*	*	*	*
All executive officers and directors as a group (14 persons)(9)	140,535,377	20.4%	128,998,620	36.5%	32.0%
Principal Shareholders:
App Investments Sárl(10)	124,888,405	18.4%	124,888,405	36.4%	31.3%
Viola Ventures, III L.P.(11)	36,710,809	5.4%	36,710,809	10.7%	9.2%
Itay Milrad(12)	29,556,500	4.3%	29,556,500	8.6%	7.4%
Roi Milrad(13)	29,556,500	4.3%	29,556,500	8.6%	7.4%

*	Less than one percent (1%) of ironSource’s outstanding Class A ordinary shares, Class B ordinary shares or combined voting power, as applicable.
(1)	Except as otherwise indicated, and subject to applicable community property laws, ironSource believes based on the information provided to us that the persons named in the table have sole voting and investment power with respect to all ironSource Class A ordinary shares and ironSource Class B ordinary shares beneficially owned by them.
(2)	Percentages of outstanding shares are based on 679,794,571 ironSource Class A ordinary shares (which excludes 6,745,955 ironSource Class A ordinary shares held by TBA that are deemed treasury shares) and 343,363,643 ironSource Class B ordinary shares, respectively, issued and outstanding as of July 15, 2022.
(3)	Because the ironSource Class B ordinary shares possess five votes per share, whereas ironSource Class A ordinary shares possess only one vote per share, but both classes of shares vote together on all matters presented to our shareholders, we have provided the percentage of combined voting power for each shareholder listed in the table.
(4)	Based on a Schedule 13G filed by the shareholder with the SEC on February 14, 2022 and based on information known to us, includes 1,738,345 ironSource Class A ordinary shares and 1,738,345 ironSource Class B ordinary shares that in each case underlie options that are vested on, or will vest within 60 days of, July 15, 2022.
(5)	The beneficial ownership of this executive officer includes 1,875,721 ironSource Class A ordinary shares and 1,875,721 ironSource Class B ordinary shares that in each case underlie options that are vested on, or will vest within 60 days of, July 15, 2022.
(6)	The 36,710,809 ironSource Class A ordinary shares and 36,710,809 ironSource Class B ordinary shares reported in this row are held by Viola Ventures, III L.P. Mr. Dovrat may be deemed to share voting and dispositive power with respect to these shares by virtue of his serving as a director of the sole general partner of Viola Ventures, III L.P. Mr. Dovrat disclaims beneficial ownership over these shares except to the extent of his pecuniary interest therein.
(7)	The beneficial ownership of this executive officer includes 1,881,916 ironSource Class A ordinary shares and 1,881,916 ironSource Class B ordinary shares that in each case underlie options that are vested on, or will vest within 60 days of, July 15, 2022.
(8)	Based on a Schedule 13G filed by the shareholder with the SEC on February 14, 2022 and based on information known to us, includes 869,172 ironSource Class A ordinary shares and 869,172 ironSource Class B ordinary shares that in each case underlie options that are vested on, or will vest within 60 days of, July 15, 2022.
(9)	Comprised of (i) 130,722,630 ironSource Class A ordinary shares and 119,185,873 ironSource Class B ordinary shares, in the aggregate, held by executive officers and directors, and (ii) an additional 9,812,747 ironSource Class A ordinary shares and 9,812,747 ironSource Class B ordinary shares, in the aggregate, underlying options held by executive officers and directors that have vested or that will vest within 60 days of July 15, 2022. Please see footnotes (4) through (8) above for details concerning the beneficial ownership of those individual executive officers and directors who beneficially own more than one percent (1%) of the ironSource ordinary shares.
(10)	The beneficial ownership presented for this shareholder is based on information available to us. The shares reported in this row are held by App Investments S.a´.r.l. (“App Investments”). The majority owner of App Investments is App Holdings S.a´.r.l., which is wholly owned by Appsource Holdings Jersey Limited, which is wholly owned by CVC Capital Partners VII Associates L.P., CVC Capital Partners Investment Europe VII L.P., CVC Capital Partners VII (A), L.P. (together, “CVC Fund VII”), CVC Growth Partners Associates L.P. and CVC Growth Partners L.P. (together, “CVC Growth Fund I”). CVC Capital Partners VII Limited is the sole general partner of each of the limited partnerships comprising CVC Fund VII, and CVC Growth Partners GP Limited is the general partner of each of the limited partnerships comprising CVC Growth Fund I. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held by App Investments. The board of directors of App Investments, composed of Stefan Moosmann, Carmen Andre´ and Thomas Morana, exercises voting and investment authority with respect to the subject ordinary shares. CVC Capital Partners VII Limited is managed by a six member board of directors. CVC Growth Partners GP Limited is managed by a four member board of directors. Each of the foregoing individuals disclaims beneficial ownership of the securities beneficially owned by CVC Capital Partners VII Limited and CVC Growth Partners GP Limited. CVC Capital Partners VII Limited and CVC Growth Partners GP Limited each have their registered address at 27 Esplanade, St Helier, Jersey JE1 1SG.

(11)	Beneficial ownership information for this shareholder is based on a Schedule 13G filed by the shareholder with the SEC on February 14, 2022. This shares reported in this line are held by Viola Ventures III, L.P. (“Viola Ventures III”). Viola Ventures GP 3 Ltd. serves as the sole general partner of Viola Ventures III. Shlomo Dovrat, Harel Beit-On and Avi Zeevi are the directors of Viola Ventures GP 3 Ltd. and in such capacity possess the voting power and dispositive power on behalf of Viola Ventures III with respect to these shares. The address for these Viola entities is 12 Abba Eban Avenue Ackerstein Towers Bldg. D Herzliya 4672530 Israel.
(12)	Beneficial ownership information for this shareholder is based on a Schedule 13G filed by the shareholder with the SEC on February 14, 2022.
(13)	Beneficial ownership information for this shareholder is based on a Schedule 13G filed by the shareholder with the SEC on February 14, 2022.

Significant Changes in Ownership

To ironSource’s knowledge, other than as disclosed in the table above, ironSource’s other filings with the SEC and this proxy statement/prospectus, there has been no significant change in the percentage ownership held by any major shareholder of ironSource during the past three years.

Voting Rights

No major shareholders listed above had or have voting rights with respect to their ironSource Class A ordinary shares or ironSource Class B ordinary shares that are different from the voting rights of other holders of ironSource Class A ordinary shares and ironSource Class B ordinary shares, respectively.

Change in Control Arrangements

Other than as a result of the prospective merger, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of ironSource.

CORPORATE GOVERNANCE

Overview

ironSource is committed to effective corporate governance and independent oversight by our Board.

Under our Articles, the number of directors on our board of directors can be no less than three and no more than eleven directors, as may be fixed from time to time by the Board, divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors.

Our Board currently consists of nine directors. Each of our seven non-executive directors was determined by our Board to be independent under NYSE corporate governance rules.

Corporate Governance Best Practices
✔ ✔ ✔ ✔ ✔

7 of 9 Directors are Independent

Fully Independent Committees

Majority Voting for Election of Directors

Annual Board and Committee Evaluations

Performance Based Compensation

Regularly review the executive compensation and peer group data

✔ ✔ ✔ ✔ ✔

Executive Sessions of Independent Directors

Executive Sessions Related to Risk Management

Annual Review of Committee Charters

Regular Internal Audits of Management Responsibilities

Board Continuing Education Program

Direct Board Member and Committee Interaction with Executive Team and Key Employees

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our Annual Report.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Background

Effective as of July 25, 2022, our President, Mr. Arnon Harish resolved to step down from our Board. Mr. Harish will continue to fulfil his other duties, including his service as President of the Company. Accordingly, our Board has fixed the number of directors at nine directors. Our Board is divided into three classes with staggered three-year terms. In accordance with Article 40 of our Articles, and further to the foregoing, our Board acted in order for the board classes to be as nearly equal in number as is practicable, and accordingly designated Mr. Eyal Milrad as a Class I director (instead of his former classification as a Class II director) and have Mr. Milrad stand for re-election at the Meeting. Accordingly, our Board is divided as follows:

●	the Class I directors are Eyal Milrad, Marni Walden and Yehoshua Nir (Shuki), and their terms expire at the Annual Meeting;

●	the Class II directors are Tal Payne, David Kostman and Daniel Pindur, and their terms expire at our annual meeting of shareholders to be held in 2023; and

●	the Class III directors are Tomer Bar-Zeev, Orlando Bravo and Shlomo Dovrat, and their terms expire at our annual meeting of shareholders to be held in 2024.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Annual Meeting, shareholders will be asked to re-elect Eyal Milrad, Marni Walden and Shuki Nir. Marni Walden and Shuki Nir each qualify as an independent director under the listing standards of the NYSE. Marni Walden serves as the chairperson of the nominating and governance committee. Shuki Nir is a member of our audit committee and our compensation committee. Shuki Nir meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE.

If re-elected at the Annual Meeting, each of Eyal Milrad, Marni Walden and Shuki Nir will serve until the 2025 annual general meeting of our shareholders, and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles or the Companies Law.

In accordance with the Companies Law, each of Eyal Milrad Marni Walden and Shuki Nir has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of ironSource, taking into account the size and special needs of ironSource.

The nominating and governance committee of our Board recommended that each of Eyal Milrad, Marni Walden and Shuki Nir be re-elected at the Annual Meeting as a Class I director for a term to expire at the 2025 annual general meeting of our shareholders, and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles or the Companies Law. Our Board approved this recommendation.

Biographical information concerning Eyal Milrad, Marni Walden and Shuki Nir is set forth below:

Eyal Milrad Mr. Milrad is one of our co-founders and has served as our Chief Strategy Officer since 2019. Previously, he served as the CTO of ironSource Mobile Ltd. from 2016 to 2019. Prior to that, he held a number of technical and business leadership roles throughout the Company’s early stages of growth. Mr. Milrad has served as a member of our board of directors since 2011. Mr. Milrad began his career as an engineer during the establishment of the Orange cellular service in Israel (Partner Communications Company) and as an IT Architect for a number of recognizable enterprise tech companies, particularly within the telecom industry. Mr. Milrad holds a B.Sc degree in Computer Science with honors from The Open University of Israel.

Marni Walden Ms. Walden has served as a member of our board of directors since the completion of the Business Combination. Ms. Walden retired from Verizon Communications Inc. (“Verizon”), which provides wireless phone services, Internet access, global enterprise solutions and digital television services, in February 2018, where she most recently served as a Strategic Advisor from January 2018 to February 2018, and prior to that, served as President and Executive Vice President of Global Media and Telematics from March 2016 to January 2018, in which she built new revenue streams for Verizon and guided strategy for Verizon Media and the Connected Vehicle business, and as President and Executive Vice President of Product Innovation from May 2014 to March 2016, in which she led global strategy, venture and technology teams across all lines of business for Verizon. During her tenure at Verizon, as the company’s top-ranking female executive, Ms. Walden led multiple acquisitions and integrations including Yahoo, AOL, Fleetmatics, Telogis, Altel and RCC. Ms. Walden served as a director at Draft Kings from October 2018 to the present. She is a member of the transaction committee and serves as chair for both the compliance and nominating and governance committee. Ms. Walden’s prior experiences include working for other wireless service providers including AT&T Inc., McCaw Communications, LLC and General Cellular Corporation. In addition, she served as Chief Operating Officer, from January 2011 to May 2014, and separately as Chief Marketing Officer, from October 2010 to January 2011, of Verizon Wireless, Inc. (f/k/a Cellco Partnership), a wireless telecommunications carrier. Ms. Walden currently serves as a member of the board of directors of Globetouch Inc. d/b/a Airlinq Inc. (since February 2017), which develops & deploys large scale connected applications around smart mobility and ecosystem monetization; and Persado Inc. (since June 2018), which uses artificial intelligence to generate language for digital marketing. She also serves as an advisor to Goldman Sachs and New Mountain Capital, as well as various private companies, including Transformco, Opensignal Limited. Inc, and Life Impact Solutions, Inc. d/b/a Mobilize Solutions. Ms. Walden attended California State University, Chico, where she majored in English and minored in Communications.

Yehoshua Nir (Shuki) Mr. Nir has served as a member of our board of directors since the completion of the business combination of ironSource and Thoma Bravo Advantage. Since July 2018, Mr. Nir has served as a director of Kornit Digital Ltd., which develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Since July 2021 Mr. Nir has served as a director of Cardo Systems Ltd., which develops, manufactures and markets communication systems for motorcycles. From December 2012 to May 2016, Mr. Nir served as Senior Vice President, Corporate Marketing, and General Manager, Retail of SanDisk Corp., or SanDisk. From March 2008 to November 2012, Mr. Nir served as Senior Vice President and General Manager, Retail of SanDisk. From November 2006 through March 2008, he served in various other sales and marketing roles as a Vice President of SanDisk. Mr. Nir also served in various sales and marketing roles as a Vice President at msystems Ltd. from February 2003 until November 2006, when it was acquired by SanDisk. Prior to that, Mr. Nir held sales and marketing positions at Destinator Ltd. and also co-founded and served as Chief Executive Officer of MindEcho, Inc. Mr. Nir has a B.A. in Law and Accounting and an M.B.A. from Tel Aviv University.

Proposal

The shareholders are being asked to re-elect each of Eyal Milrad, Marni Walden and Yehoshua Nir (Shuki) for a term to expire at the 2025 annual general meeting of our shareholders, and until his or her respective successor is duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Annual Meeting:

RESOLVED, to approve the re-election of each of Eyal Milrad, Marni Walden, Yehoshua Nir (Shuki) to serve as a Class I director, to hold office until the close of the Company’s annual general meeting of shareholders in 2025, and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Eyal Milrad, Marni Walden and Yehoshua Nir (Shuki) as a Class I director for a term to expire at the 2025 annual general meeting.

PROPOSAL 2

APPROVAL OF THE RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our audit committee and Board have approved the appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent registered public accountants for the year ending December 31, 2022, subject to the approval of our shareholders.

The table below sets out the total amount of services rendered to us by Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, for services performed in the years ended December 31, 2020 and 2021, and breaks down these amounts by category of service:

	2021	2020

	(in thousands)
Audit fees(1)	$600	$330
Audit-related fees(2)	1,472	9
Tax fees(3)	50	56

Total	$2,122	$395

(1)

“Audit fees” for the years ended December 31, 2020 and 2021 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

(2)

“Audit-related fees” for the year ended December 31, 2020 and 2021, correspond to fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2021 and 2020 and not reported under the previous category. These services would include, among others: due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3)	“Tax fees” for the years ended December 31, 2020 and 2021 were related to ongoing tax advisory, tax compliance and tax planning services.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants. Our audit committee pre-approved the audit services and the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

It is proposed that the following resolution be adopted at the Annual Meeting:

RESOLVED, to approve and ratify the re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” approval and ratification of the re-appointment Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent registered public accounting firm for the year ending December 31, 2022.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Annual Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2021. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2021, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on our Investor Relations website at https://investors.is.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Annual Meeting other than those described in this proxy statement. If any other matters do properly come before the Annual Meeting, including the authority to adjourn the Annual Meeting pursuant to Article 31 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report filed with the SEC on March 30, 2022, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on our Investor Relations website at https://investors.is.com.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,
Tomer Bar-Zeev
Chairperson of the Board of Directors

Dated: July 27, 2022